# UNITED STATES OF AMERICA
# before the
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C.

**SECURITIES ACT OF 1933**
**Rel. No. 8527 / January 28, 2005**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-11690**

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In the Matter of

CONSOLIDATED OIL & GAS, INC.,

OYSTER CREEK GROUP INC.,

NEW HAMPSHIRE INDUSTRIALS, INC.

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## NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petitions have been filed with respect to Consolidated Oil & Gas, Inc., Oyster Creek Group Inc., and New Hampshire Industrials, Inc., and the Commission has not chosen to review the decision as to them on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission with respect to Consolidated Oil & Gas, Inc., Oyster Creek Group Inc., and New Hampshire Industrials, Inc. The order contained in that decision is hereby declared effective. That order required that the registrations of the securities of the respondents are revoked pursuant to Section 12(j) of the Securities Exchange Act.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

## Endnotes

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[*] *Agra-Tech, et al.*, Initial Decision Rel. No. 268 (December 17, 2004), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 268
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11690

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

| | |
|---|---|
| In the Matter of<br><br>Agra-Tech, Incorporated, Consolidated Oil & Gas, Inc., Kilimanjaro Group.Com Inc., New Hampshire Industrials, Inc., Oyster Creek Group Inc., Savannah River Group, Inc., 2ksounds Corporation, Xunantunich, Inc. | INITIAL DECISION<br><br>December 17, 2004 |

APPEARANCES: Nicolas Morgan and John Britt for the Division of Enforcement, United States Securities and Exchange Commission.

Phillip Offill for Consolidated Oil & Gas, Inc., Oyster Creek Group Inc., and New Hampshire Industrials, Inc.

BEFORE: Lillian A. McEwen, Administrative Law Judge.

## SUMMARY

Respondents Consolidated Oil & Gas, Inc. (Consolidated), Oyster Creek Group Inc. (Oyster Creek), and New Hampshire Industrials, Inc. (New Hampshire Industrials) (collectively, Respondents), failed to file annual and quarterly reports while their securities were registered with the Securities and Exchange Commission (Commission), in violation of the periodic reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Rules 13a-1 and 13a-13 thereunder. This Initial Decision revokes the registrations of Respondents' securities.

## PROCEDURAL HISTORY

The Commission issued its Order Instituting Proceedings (OIP) on September 29, 2004. Respondents filed an Answer on November 5, 2004.[1] On November 29, 2004, the Division of Enforcement (Division) filed a Motion for Summary Disposition against Respondents. Respondents did not file an opposition thereto.[2]

## ISSUES PRESENTED

The OIP alleges that Respondents' securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP charges that, since registering their securities, Respondents have failed to comply with the reporting requirements of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, by failing to file required periodic reports for several periods. If I conclude that the allegations are true, I

must then determine, pursuant to Section 12(j) of the Exchange Act, what remedial sanction, if any, is appropriate.

## STANDARDS FOR SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(a), provides that after a respondent has filed an answer and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323.

Rule 250(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(b), requires the administrative law judge promptly to grant or deny the motion, or to defer decision on the motion. The administrative law judge may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and if the party making the motion is entitled to summary disposition as a matter of law.

## FINDINGS OF FACT

### Consolidated

Consolidated (CIK: 0001094653), formerly Iowa Industrial Technologies Inc., a Nevada corporation located in Alvin, Texas, filed a registration statement on June 25, 2001, on Form 10-SB with the Commission, which became effective through lapse of time sixty days later. Consolidated's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and is quoted in the Pink Sheets. (Answer at 1-2.)

Consolidated is delinquent in its periodic filings with the Commission, having failed to file periodic reports since registering its securities. (Answer at 1-2.) Although Consolidated admits to having never filed a periodic report, the Commission's EDGAR system reveals that on April 3, 2002, it filed with the Commission quarterly reports on Form 10-QSB for the periods ended September 30 and December 31, 2001. On November 19, 2004, Consolidated filed a Form 15, pursuant to Exchange Act Section 12 and Rule 12g-4 thereunder, requesting a termination of the registration of its securities. After an issuer files a Form 15, termination of registration of a class of securities takes effect in ninety days, or such shorter period as the Commission may determine. 17 C.F.R. § 240.12g-4(a). Only the issuer's duty to file periodic reports pursuant to Exchange Act Section 13(a) is suspended upon filing a Form 15; all other reporting and filing obligations remain in effect. 17 C.F.R. § 240.12g-4(b).

### New Hampshire Industrials

New Hampshire Industrials (CIK: 0001094766) is a Nevada corporation located in Alvin, Texas. On June 27, 2001, New Hampshire Industrials filed a registration statement on Form 10-SB with the Commission, which became effective through lapse of time sixty days later. Its common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and is not publicly traded. (Answer at 2.)

New Hampshire Industrials is delinquent in its periodic filings with the Commission, having failed to file periodic reports with the Commission since registering its securities. (Answer at 2.) Although New Hampshire Industrials admits to having never filed a periodic report, the Commission's EDGAR system reveals that on April 4, 2002, it filed with the Commission quarterly reports on Form 10-QSB for the periods ended September 30 and December 31, 2001. On November 19, 2004, New Hampshire Industrials filed a Form 15, pursuant to Exchange Act Section 12 and Rule 12g-4 thereunder, requesting a termination of the registration of its securities.

## Oyster Creek

Oyster Creek (CIK: 0001094918), a Nevada corporation located in Alvin, Texas, has had its Nevada corporate registration revoked. Oyster Creek filed a registration statement on Form 10-SB with the Commission on February 2, 2001, which became effective through lapse of time sixty days later. Its common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and is not publicly traded. (Answer at 2.) On October 4, 2004, five days after this proceeding was instituted, Oyster Creek filed with the Commission, among other documents: (1) quarterly reports on Form 10-QSB for the periods ended September 30 and December 31, 2003, and March 31, 2004; (2) annual reports on Form 10-KSB for its fiscal years ended June 30, 2003, and 2004; and (3) amended quarterly reports on Form 10-QSB for the periods ended September 30 and December 31, 2002, and March 31, 2003. (official notice.)

In its Form 10-KSB for June 30, 2004, Oyster Creek reported that it was in its development stage and, since its inception, had received no revenues from operations and incurred cumulative losses of $12,790. The company also reported current assets of $0.00 in the form of cash and total assets of $0.00. The auditor's report noted that because Oyster Creek has had limited operations and had not yet commenced its principal operations, it had "substantial doubt" about the company's ability to continue as a going concern. The auditor's report, in the company's Form 10-KSB for its fiscal years ended June 30, 2002, and 2003, contained this same qualification. Oyster Creek represented that it "commits to making all required filings." (Answer at 2.) On November 23, 2004, however, Oyster Creek filed a Form 15, pursuant to Exchange Act Section 12 and Rule 12g-4 thereunder, requesting a termination of the registration of its securities.

## CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual reports within ninety days of the end of its fiscal year. Exchange Act Rule 13a-13 requires issuers to submit quarterly reports within forty-five days of the end of each quarter preceding the annual report. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Periodic reports help ensure that the investing public receives current, accurate information concerning the operation and financial condition of the company. *SEC v. Kalvex, Inc.*, 425 F. Supp. 310, 315-16 (S.D.N.Y. 1975). As stated in *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are relatively unknown and insubstantial.

Since registering their securities, Consolidated and New Hampshire Industrials have failed to file any required annual reports and each has filed only two quarterly reports, which were submitted late. Accordingly, Consolidated and New Hampshire Industrials violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Oyster Creek has failed to file, within the time permitted, required annual reports for its fiscal years ended June 30, 2003, and 2004. It has also failed to file, within the time permitted, required quarterly reports for the periods ended September 30 and December 31, 2003, and March 31, 2004. Accordingly, Oyster Creek violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

## SANCTIONS

Because I have concluded that Consolidated, Oyster Creek, and New Hampshire Industrials violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, the only remaining issue is the appropriate sanction. Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The Division argues that revocation of the registrations of Respondents' securities is appropriate. (Div. Motion at 2, 5-7.)

In determining whether a sanction is appropriate under Section 12(j) of the Exchange Act, the public interest factors identified in *Steadman v. SEC* are instructive. 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also WSF Corp.*, 77 SEC Docket 1831, 1836-37 (May 8, 2002) (12(j) case applying *Steadman*). The relevant factors under *Steadman* are: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (5) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. 603 F.2d at 1140. No one factor controls. *See SEC v. Fehn*, 97 F.3d 1276, 1295-96 (9th Cir. 1996). The severity of a sanction depends on the facts of each case and the value of the sanction in preventing a recurrence. *See Berko v. SEC*, 316 F.2d 137, 141-43 (2d Cir. 1963).

Respondents' violations were egregious and recurrent. Since registering its securities more than three years ago, Consolidated has failed to file every annual report and has filed only two quarterly reports, both of which were submitted late. New Hampshire Industrials has also failed to file every annual report and has filed only two quarterly reports, both of which were submitted late, since registering its securities more than three years ago. Oyster Creek failed to file, on a timely basis, two annual reports and three quarterly reports over a period of more than one year. The company's eventual submission of these reports, however, is a factor to consider in determining the appropriate sanction. *See e-Smart Tech., Inc.*, Exchange Act Release No. 50514 (Oct. 12, 2004). Violations of the periodic reporting provisions do not require a finding of scienter.

None of the Respondents have provided adequate assurances against future violations and the evidence persuades me that their violations will continue. Oyster Creek denies being delinquent in its periodic reporting obligations and commits to making all required filings. (Answer at 2-3.) Respondents' subsequent filings of Form-15's, however, lead me to conclude that they no longer wish to be subject to the periodic reporting requirements. Furthermore, although Respondents have each requested that the registration of securities be terminated, that request may be subsequently withdrawn or denied. *See* Section 12(g) of the Exchange Act; 17 C.F.R. § 240.12g-4. If either should occur, Respondents would be required, within sixty days of such withdrawal or denial, to file with the Commission all reports which would have been required had the Form 15 not been filed. 17 C.F.R. § 240.12g-4(b). Given Respondents' prior reporting violations and past-due reports, as well as Oyster Creek's lack of operating revenue and cash on hand, I conclude that Respondents will be unable to fulfill this duty and their violations would likely continue. *See Fehn*, 97 F.3d at 1295-96 (concluding that existence of past violations may give rise to inference of future violations).

Although a suspension of the registration of Respondents' securities is available, if I were to suspend their registrations, and if Respondents' requests for termination were withdrawn or denied, the suspension order would lapse automatically. To revoke the registration of Respondents' securities at that juncture, the Commission would have to institute a new administrative proceeding.

Respondents' failure to file required periodic reports has deprived the investing public of current, reliable information regarding their operations and financial condition. Although Oyster Creek has begun to fill the gaps in its reporting history, the recurrent and egregious nature of its violations persuades me that a suspension will not adequately protect investors. Under the circumstances, I conclude that it is necessary and appropriate for the protection of investors to revoke the registrations of Respondents' securities.

## ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of all securities of Consolidated Oil & Gas, Inc., Oyster Creek Group Inc., and New Hampshire Industrials, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Lillian A. McEwen
Administrative Law Judge

**Endnotes**

[1] The five other Respondents named in this matter were found in default and had the proceedings determined against them. *See Agra-Tech, Inc.*, Exchange Act Release No. 50805 (Dec. 7, 2004).

[2] Citations to Respondents' Answer will be noted as "(Answer ___.)." Citations to the Division's Motion for Summary Disposition will be noted as "(Div. Motion ___.)." I have taken official notice of relevant company filings, pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323, as they are publicly available over the Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR).